March 9, 2021

Lauren Hamilton

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Modern Capital Funds Trust, File Nos. 333-239559, 811-23582

Dear Ms. Hamilton:

On March 4, 2021, Modern Capital Funds Trust (the “Registrant”) filed Pre-Effective Amendment No. 3 to its Registration Statement on Form N-1A under the Securities Act of 1933 (the “Amendment”). On March 9, 2021, you provided telephonic comments regarding the Amendment to Krisztina Nadasdy. Please find below a reiteration of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1. Please update the disclosures in the prospectus and statement of additional information related to the expense limitation agreement to state that operating expenses include organizational and offering expenses.

Response. The Registrant will update the referenced disclosures as requested in is definitive prospectus and statement of additional information filing.

*                   *                   *                   *                   *

Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench